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FILED VIA EDGAR

July 10, 2012

Mr. David L. Orlic
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CapitalSource Inc.
Schedule TO-I
Filed on June 15, 2012
File No. 005-79168

Dear Mr. Orlic:

On behalf of our client, CapitalSource Inc. (the “Company”), this letter responds to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 27, 2012 (the “Comment Letter”), with respect to the Company’s Schedule TO-I filed with the Commission on June 15, 2012, as amended (the “Schedule TO-I”).

For your convenience, set forth in italics below is your comment, with the Company’s response immediately following.

1.
We note that you intend to purchase subject securities otherwise than pursuant to the tender offer within 10 business days after the date of termination of the offer.  Please provide your analysis under Rule 13e-4(f)(6).

Background

The Put Option

As described in the Schedule TO-I, each holder of the Company’s 7.250% Senior Subordinated Convertible Notes due 2037 (the “Notes”) has the right (the “Put Option”) to require the Company to repurchase any or all of such holder’s Notes on July 15, 2012 (the “Put Date”), as provided in the Indenture, dated as of July 30, 2007, by and between the Company, as obligor, and Wells Fargo Bank National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of July 30, 2007, by and among the Company, CapitalSource Finance LLC, as guarantor, and the Trustee (such indenture, as so supplemented, the “Indenture”), for a cash amount equal to the principal amount of such Notes plus any accrued and unpaid interest up to, but excluding, the Put Date (the “Put Option Price”).

The Redemption Right

Pursuant to the terms of the Indenture, the Company also has the right (the “Redemption Right”) to redeem the Notes on or after July 20, 2012 (the “Redemption Date”) at a redemption price equal to the principal amount of such Notes plus any accrued and unpaid interest up to, but excluding, the Redemption Date (the “Redemption Price”).  The Company has sole discretion as to whether and when to exercise the Redemption Right on or after the Redemption Date, provided that it complies with the terms of the Redemption Right as set forth in the Indenture.  The Redemption Right is mandatory in that it applies to all holders of Notes that remain outstanding on the Redemption Date and in that holders do not have the right to exclude any of their Notes from the redemption.  The Redemption Right therefore does not involve any investment decision by the holders of the Notes.  In addition, the Put Option Price and the Redemption Price are economically equivalent.  Each is equal to the aggregate principal amount of Notes put or redeemed, as applicable, plus any accrued and unpaid interest to, but excluding, the Put Date or the Redemption Date, as applicable.

The Company intends, as described in the Schedule TO-I and in accordance with the terms of the Indenture, (1) to repurchase any and all of the Notes of any holders who exercise the Put Option on or prior to the expiration of the Put Option at the Put Option Price and (2) to redeem any and all of the Notes which remain outstanding after such repurchase on the Redemption Date pursuant to the Redemption Right at the Redemption Price.  Accordingly, the Company will exercise its Redemption Right on July 20, 2012 (the earliest date permitted by the Indenture), following the expiration of the Put Option on July 16, 2012.1

Given the 30-day notice period required under the Indenture to exercise the Redemption Right, if the Company were not able to exercise the Redemption Right until after the Put Option expires (i.e., until July 16, 2012), the Company would be required to wait until August 15, 2012 to redeem the Notes that remain outstanding after the expiration of the Put Option.  The Company would like to be able to exercise the Redemption Right at the earliest possible time under the Indenture, thus providing holders with the repayment of their principal at the earliest possible date and avoiding the additional interest cost that would be associated with waiting until August 15, 2012 to effectuate the redemption.  The Company’s exercise of the Redemption Right was not undertaken for the purpose of impacting the trading price of the Company’s common stock, and the Company does not expect that its exercise of the Redemption Right will in any way impact the trading price of its common stock.

Discussion

Issuer Tender Offer

Pursuant to Rule 13e-4(a)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an “issuer tender offer” is “a tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer.”  Because the Company’s common stock is registered under Section 12(b) of the Exchange Act, a tender offer by the Company for its common stock or any security convertible into its common stock2 is subject to Rule 13e-4.  As a result of the conversion feature of the Notes, which allows holders to convert the Notes into shares of the Company’s common stock under certain circumstances, the Notes are considered equity securities for purposes of Rule 13e-4.  The Put Option is therefore deemed to be an issuer tender offer for purposes of Rule 13e-4, and the provisions of Rule 13e-4, including Rule 13e-4(f)(6), apply to the Put Option.  Accordingly, the Company is treating the Put Option as an issuer tender offer subject to Section 14(e) of the Exchange Act and Rules 13e-4 and 14e-5 and Regulation 14E under the Exchange Act.  The Company filed the Schedule TO-I relating to the Put Option with the Commission before the commencement of the Put Option period in accordance with Rule 13e-4.

Rule 13e-4(f)(6)

Rule 13e-4 includes various requirements that apply to issuer tender offers.  Rule 13e-4(f)(6) prohibits an issuer from making any purchases, otherwise than pursuant to the tender offer, of any security that is the subject of the issuer tender offer from the time of the termination of the tender offer until ten business days after the termination of the tender offer.  Given that the Put Option is considered a tender offer, the Company’s exercise of its Redemption Right on July 20, 2012, as permitted by the terms of the Indenture, is not consistent with the proscription set forth in Rule 13e-4(f)(6).  However, we believe that the prohibition on issuer purchases of the subject securities within ten business days after the date of the termination of the tender offer should not apply to the Company’s exercise of the Redemption Right on July 20, 2012.

The adopting release for Rule 13e-4 noted that Rule 13e-4(f)(6) “is essentially an antimanipulation restriction” and that “[a] tender offer tends to peg the market price of the security which is the subject of the tender offer at or near the offering price, and the purpose of the prohibition … is to prevent the issuer from supporting the market at that artificial price after termination of the tender offer.”3  According to the Rule 13e-4 proposing release, the Commission determined that “a period of ten business days after a tender offer is sufficient to permit the impact of the offer on the market to subside before subsequent purchases are made.”4  The adopting release for Rule 13e-4 similarly referred to the ten business day period as a “‘cooling-off period’ … to ensure that the market impact of the tender offer on the issuer’s securities is dissipated by market activity unaffected by additional purchases by the issuer.”5

The exercise by the Company of the Redemption Right, which is a contractual provision of the Notes, would not result in any of the abuses which Rule 13e-4(f)(6) was intended to prohibit.  As noted above, the Put Option Price and the Redemption Price are economically equivalent, except for any difference in the accrued and unpaid interest based solely on the date that each price is paid.  Moreover, the terms of both Put Option and the Redemption Right are set forth in the Indenture.  We therefore do not believe that the Company’s exercise of the Redemption Right, on a date permitted by the Indenture and at a price that is economically equivalent to the contractually mandated Put Option Price, presents any potential for manipulation of the price of the Notes.  If the Company is permitted to exercise the Redemption Right on July 20, 2012, as permitted by the Indenture, holders who fail to exercise their Put Option will be able to receive the entire principal amount of their Notes from the Company and have the risk of non-repayment removed, earlier than waiting for the Company to exercise the Redemption Right at a later date.

We believe that the factual situation presented in this response letter is similar in all material respects to that presented in Boston Properties Limited Partnership (avail. Dec. 29, 2011) and in CenterPoint Energy, Inc. (avail. Dec. 21, 2006).  In each of those situations, the Staff took a no-action position under Rule 13e-4(f)(6) under the Exchange Act.  In Boston Properties, the structure of the securities involved and the mechanics of the put option and the redemption right were identical in all relevant respects to the situation presented here.  Similar to Boston Properties, because the current conversion value is significantly less6 than the aggregate principal amount of the Notes, the Company does not expect any holders to exercise the conversion feature of the Notes.  In addition, the Company’s current situation and that in Boston Properties both involve the exercise of a redemption right at a redemption price that is economically equivalent to the price offered pursuant to the put option and pursuant to redemption terms that were contractually fixed in the applicable (and publicly available) indenture at the time of the issuance of the securities.

Furthermore, the Company acknowledges, in connection with the Put Option and its exercise of the Redemption Right as described above, that except with respect to the prohibition set forth in Rule 13e-4(f)(6), the Put Option tender offer will be made and completed in compliance with Rule 13e-4 and Regulation 14E, and the Put Option tender offer and the exercise of the Redemption Right will be made and completed pursuant to the terms of the Indenture.

Accordingly, we believe that, similar to the relief granted by the Staff in both Centerpoint and Boston Properties, the prohibition on issuer purchases of subject securities within ten business days after the date of the termination of the tender offer provided in Rule 13e-4(f)(6) should not apply to the Company’s exercise of the Redemption Right on July 20, 2012 after the expiration of the Put Option on July 16, 2012.

In connection with responding to the Staff’s comment, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and cooperation with this matter.  If you have any questions or would like further information concerning the Company’s response to your Comment Letter, please do not hesitate to contact me at 202-637-8357.

Very truly yours,

/s/ James E. Showen
James E. Showen

cc:        Kori Ogrosky
CapitalSource Inc.

_______________________________________________

1           As described in the Schedule TO-I, because July 15, 2012 is a Sunday, the Put Option will expire and the Company will repurchase Notes with respect to which the Put Option is exercised on the next business day, July 16, 2012, in accordance with the terms of the Indenture.

2           Pursuant to Rule 3a11-1 under the Exchange Act, the definition of “equity security” includes any stock and any security convertible, with or without consideration, into stock.

3           Securities Act Release No. 6108; Exchange Act Release No. 16112 (Aug. 16, 1979).

4           Exchange Act Release No. 14234 (Dec. 8, 1977).

5           Securities Act Release No. 6108; Exchange Act Release No. 16112 (Aug. 16, 1979).

6           The current conversion rate for the Notes is 36.9079 shares of the Company’s common stock per $1,000 principal amount outstanding, which is equivalent to a conversion price of approximately $27.09 per share of the Company’s common stock.  The closing price of the Common Stock on June 29, 2012 was $6.72.  Consequently, the Company does not anticipate any conversions of the Notes.  The Company also confirms that there is no public trading market for the Notes and that the Redemption Right will not affect the conversion rate of the Notes.